Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2017 of Golden Star Resources Ltd. (the Company) of our report dated February 20, 2018, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 40-F.
We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-105820, 333-105821, 333-118958, 333-169047, 333-175542, 333-211926 and 333-218064) and F-10 No. 333-220478 of Golden Star Resources Ltd. of our report dated February 20, 2018 referred to above.

(signed) "PricewaterhouseCoopers LLP"
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada
March 29, 2018